UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934 *


                            FACTORY 2-U STORES, INC.
                            ------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)


                                    306889403
                                    ---------
                                 (CUSIP Number)


                              MARK S. BERGMAN, ESQ.
                  PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
                          ALDER CASTLE, 10 NOBLE STREET
                         LONDON EC2V 7JU, UNITED KINGDOM
                                 44 20 7367 1600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                               SEPTEMBER 22, 2003
                               ------------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1.       Name of Reporting Person

                  Quilvest American Equity, Ltd.
--------------------------------------------------------------------------------
2.       Check The Appropriate Box If A Member of A Group       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3.       Sec Use Only


--------------------------------------------------------------------------------
4.       Source of Funds

                  OO
--------------------------------------------------------------------------------
5.       Check Box If Disclosure of Legal Proceedings Is Required Pursuant To
         Item 2(d) Or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

                  British Virgin Islands
--------------------------------------------------------------------------------
                        7.      Sole Voting Power:              1,580,618
Number of
Units                   --------------------------------------------------------
Beneficially            8.      Shared Voting Power:            -0-
Owned By
Each                    --------------------------------------------------------
Reporting               9.      Sole Dispositive Power:         1,580,618
Person
With                    --------------------------------------------------------
                        10.     Shared Dispositive Power:       -0-

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned By Each Reporting Person

                  1,580,618
--------------------------------------------------------------------------------
12.      Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares

                                                                        [_]
--------------------------------------------------------------------------------
13.      Percent of Class Represented By Amount In Row (11)

                  8.75% (1)
--------------------------------------------------------------------------------
14.      Type of Reporting Person

                  CO
--------------------------------------------------------------------------------
------------------------
1 Based on 18,046,136 shares outstanding as reported in the Company's quarterly report for the period ended August 2, 2003.

--------------------------------------------------------------------------------
1.       Name of Reporting Person

                  Quilvest Overseas, Ltd.
--------------------------------------------------------------------------------
2.       Check The Appropriate Box If A Member of A Group       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3.       Sec Use Only


--------------------------------------------------------------------------------
4.       Source of Funds

                  OO
--------------------------------------------------------------------------------
5.       Check Box If Disclosure of Legal Proceedings Is Required Pursuant To
         Item 2(d) Or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

                  British Virgin Islands
--------------------------------------------------------------------------------
                        7.      Sole Voting Power:              1,580,618
Number of
Units                   --------------------------------------------------------
Beneficially            8.      Shared Voting Power:            -0-
Owned By
Each                    --------------------------------------------------------
Reporting               9.      Sole Dispositive Power:         1,580,618
Person
With                    --------------------------------------------------------
                        10.     Shared Dispositive Power:       -0-

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned By Each Reporting Person

                  1,580,618
--------------------------------------------------------------------------------
12.      Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares

                                                                        [_]
--------------------------------------------------------------------------------
13.      Percent of Class Represented By Amount In Row (11)

                  8.75% (2)
--------------------------------------------------------------------------------
14.      Type of Reporting Person

                  CO
--------------------------------------------------------------------------------
------------------------
2 Based on 18,046,136 shares outstanding as reported in the Company's quarterly report for the period ended August 2, 2003.

--------------------------------------------------------------------------------
1.       Name of Reporting Person

                  Quilvest S.A.
--------------------------------------------------------------------------------
2.       Check The Appropriate Box If A Member of A Group       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3.       Sec Use Only


--------------------------------------------------------------------------------
4.       Source of Funds

                  OO
--------------------------------------------------------------------------------
5.       Check Box If Disclosure of Legal Proceedings Is Required Pursuant To
         Item 2(d) Or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

                  Luxembourg
--------------------------------------------------------------------------------
                        7.      Sole Voting Power:              1,580,618
Number of
Units                   --------------------------------------------------------
Beneficially            8.      Shared Voting Power:            -0-
Owned By
Each                    --------------------------------------------------------
Reporting               9.      Sole Dispositive Power:         1,580,618
Person
With                    --------------------------------------------------------
                        10.     Shared Dispositive Power:       -0-

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned By Each Reporting Person

                  1,580,618
--------------------------------------------------------------------------------
12.      Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares

                                                                        [_]
--------------------------------------------------------------------------------
13.      Percent of Class Represented By Amount In Row (11)

                  8.75% (3)
--------------------------------------------------------------------------------
14.      Type of Reporting Person

                  CO
--------------------------------------------------------------------------------
------------------------
3 Based on 18,046,136 shares outstanding as reported in the Company's quarterly report for the period ended August 2, 2003.

ITEM 1.  SECURITY AND ISSUER.

The title of the class of equity securities of Factory 2-U Stores, Inc., a Delaware corporation (the "Company"), to which this Schedule 13D (this "Statement") relates is the Company's common stock, par value $.01 per share (the "Common Shares"). The address of the principal executive offices of the Company is 4000 Ruffin Road, San Diego, California 92123.


ITEM 2.  IDENTITY AND BACKGROUND.

(a) This Statement is filed by Quilvest American Equity, Ltd., a British Virgin Islands international business company ("QAE"), Quilvest Overseas, Ltd., a British Virgin Islands international business company ("Quilvest Overseas") and Quilvest S.A., a Luxembourg holding company ("Quilvest"). QAE, Quilvest Overseas and Quilvest are referred to collectively in this Statement as the "Reporting Persons."

         The principal business of QAE is the investment and reinvestment of its resources, directly or through affiliates, in the securities of enterprises in the United States.

         QAE is a wholly owned subsidiary of Quilvest Overseas. The principal business of Quilvest Overseas is the investment of its resources in private equity marketable securities and investment funds and, through affiliates such as QAE, in securities of other enterprises in various parts of the world.

         Quilvest Overseas is a wholly owned subsidiary of Quilvest. The shares of Quilvest, which are issued in bearer form, are listed and traded on the Luxembourg Stock Exchange. Quilvest's principal business is serving as an investment holding company.

         The names of the directors and executive officers of the Reporting Persons are set forth on Schedules 1, 2 and 3 hereto, respectively, which are incorporated herein by reference.

(b) The address of the principal office of QAE and Quilvest Overseas is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands. The principal business address of Quilvest is 84, Grand-Rue, L-1660 Luxembourg. The business address of each of the other persons named in Item 2(a) is set forth on Schedules 1, 2 and 3 hereto, which are incorporated herein by reference.

(c) The present principal occupation of each individual set forth in Item 2(a) is set forth on Schedules 1, 2 and 3 hereto, which are incorporated herein by reference.

(d) None of the Reporting Persons nor, to the best of their knowledge, any of the directors or executive officers of the Reporting Persons has been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons nor, to the best of their knowledge, any of the directors or executive officers of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each individual set forth in Item 2(a) is set forth on Schedules 1, 2 and 3 hereto.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On September 26, 2003, QAE received the Common Shares from other subsidiaries of its parent, Quilvest Overseas. Such other subsidiaries are limited partners in Three Cities Fund II L.P., a Delaware limited partnership, and received the Common Shares as a distribution on September 22, 2003. The Common Shares were valued at the closing market price on September 22, 2003 of $4.15 per share. QAE did not pay any consideration for the Common Shares.


ITEM 4.  PURPOSE OF TRANSACTION

QAE acquired the shares for investment purposes.

Depending upon investment policies and future evaluations of the business prospects of the Company and upon other developments, including, but not limited to general economic conditions, business conditions and market conditions, QAE may retain or from time to time increase, or dispose of all or a portion of, its holdings, subject to any applicable legal or other restrictions on its ability to do so. Each of the other Reporting Persons reserves the right to acquire, hold or dispose of securities of the Company to the extent deemed advisable in light of its investment policies and other factors.

Except as described above, none of the Reporting Persons has any plans or proposals which relate to or would result in:

         (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b) an extraordinary corporate transaction, such as a merger, reorganisation or liquidation, involving the Company or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Company;

         (f) any other material change in the Company's business or corporate structure;

         (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) causing a class of securities of the Company to be delisted from a National Securities Exchange or to cease to be authorised to be quoted in an inter-dealer quotation system of a registered National Securities Association;

         (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

         (j)      any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) As of September 26, 2003, QAE beneficially owned an aggregate of 1,580,618 Common Shares, which constitutes approximately 8.75% of the outstanding Common Shares. Quilvest Overseas may be deemed to beneficially own such shares by reason of its ownership of QAE. Quilvest may be deemed to beneficially own such shares by reason of its ownership of Quilvest Overseas. To the best knowledge of the Reporting Persons, none of the persons named in Item 2(a) beneficially owns any Common Shares.

(b) QAE has the sole power to vote, direct the vote of, dispose of or direct the disposition of any and all Common Shares held by QAE. By reason of its ownership of QAE, Quilvest Overseas may be deemed to have the power to direct the vote, or to direct the disposition of, the Common Shares beneficially owned by QAE. By reason of its ownership of Quilvest Overseas, Quilvest may be deemed to have the power to direct the vote, or to direct the disposition of, the Common Shares beneficially owned by QAE.

(c) None of the Reporting Persons, nor, to the best of their knowledge, any of the persons listed in Item 2(a) has effected any transaction in the common stock of the Company within the past 60 days.

(d) On the basis of its control, through an intermediate holding company, of QAE, the board of directors of Quilvest may be deemed to have the ultimate power to direct the voting or disposition, as well as the application of dividends from, or the proceeds of the sale of, the Common Shares owned by QAE. To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares owned by QAE.

(e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 3, 2003


                                   QUILVEST AMERICAN EQUITY, LTD.


                                   By:  /s/ Christian Baillet
                                        ---------------------------------------
                                        Name:   Christian Baillet
                                        Title:  Chairman

                                   By:  /s/ Carlo J. Hoffmann
                                        ---------------------------------------
                                        Name:   Carlo J. Hoffmann
                                        Title:  Treasurer



                                   QUILVEST OVERSEAS, LTD.


                                   By:  /s/ Christian Baillet
                                        ---------------------------------------
                                        Name:   Christian Baillet
                                        Title:  Chairman

                                   By:  /s/ Carlo J. Hoffmann
                                        ---------------------------------------
                                        Name:   Carlo J. Hoffmann
                                        Title:  Treasurer



                                   QUILVEST S.A.


                                   By:  /s/ Christian Baillet
                                        ---------------------------------------
                                        Name:   Christian Baillet
                                        Title:  Chief Executive Officer

                                   By:  /s/ Carlo J. Hoffmann
                                        ---------------------------------------
                                        Name:   Carlo J. Hoffmann
                                        Title:  Secretary General

                                                       Schedule 1

                                             QUILVEST AMERICAN EQUITY, LTD.

----------------------------------------------------------------------------------------------------------------------
NAME                            RESIDENCE OR BUSINESS        PRINCIPAL OCCUPATION OR      CITIZENSHIP
----                            ADDRESS CITIZENSHIP          EMPLOYMENT AND THE NAME,     -----------
                                -------------------          PRINCIPAL BUSINESS AND
                                                             ADDRESS OF ORGANIZATION IN
                                                             WHICH SUCH EMPLOYMENT IS
                                                             CONDUCTED (IF ANY)
                                                             ------------------

------------------------------- ---------------------------- ---------------------------- ----------------------------
Christian Baillet               243, Blvd. St. Germain
Director; President             F-75007 Paris,               Company Director             French
                                France

------------------------------- ---------------------------- ---------------------------- ----------------------------
N. Peter Ruys                   Utoquai 37
Director                        8008 Zurich                  Company Director             American
                                Switzerland

------------------------------- ---------------------------- ---------------------------- ----------------------------
Carlo J. Hoffmann               84, Grand Rue
                                L-1660 Luxembourg            Company Director             Swiss
                                Luxembourg

------------------------------- ---------------------------- ---------------------------- ----------------------------

                                                       Schedule 2

                                                QUILVEST OVERSEAS, LTD.

----------------------------------------------------------------------------------------------------------------------
NAME                            RESIDENCE OR BUSINESS        PRINCIPAL OCCUPATION OR      CITIZENSHIP
----                            ADDRESS CITIZENSHIP          EMPLOYMENT AND THE NAME,     -----------
                                -------------------          PRINCIPAL BUSINESS AND
                                                             ADDRESS OF ORGANIZATION IN
                                                             WHICH SUCH EMPLOYMENT IS
                                                             CONDUCTED (IF ANY)
                                                             ------------------

------------------------------- ---------------------------- ---------------------------- ----------------------------
Christian Baillet               243, Blvd. St. Germain
Director; President             F-75007 Paris,               Company Director             French
                                France

------------------------------- ---------------------------- ---------------------------- ----------------------------
N. Peter Ruys                   Utoquai 37
Director                        8008 Zurich                  Company Director             American
                                Switzerland

------------------------------- ---------------------------- ---------------------------- ----------------------------
Carlo J. Hoffmann               84, Grand Rue
                                L-1660 Luxembourg            Company Director             Swiss
                                Luxembourg

------------------------------- ---------------------------- ---------------------------- ----------------------------

                                                       Schedule 3

                                                     QUILVEST S.A.

----------------------------------------------------------------------------------------------------------------------
NAME                            RESIDENCE OR BUSINESS        PRINCIPAL OCCUPATION OR      CITIZENSHIP
----                            ADDRESS CITIZENSHIP          EMPLOYMENT AND THE NAME,     -----------
                                -------------------          PRINCIPAL BUSINESS AND
                                                             ADDRESS OF ORGANIZATION IN
                                                             WHICH SUCH EMPLOYMENT IS
                                                             CONDUCTED (IF ANY)
                                                             ------------------

------------------------------- ---------------------------- ---------------------------- ----------------------------
Louis James de Viel Castel       25 bis rue de Constantine   Company Director             French
Director                         F-75007 Paris,
                                 France

-------------------------------- ------------------------------------------ ---------------------- --------------------
Christian Baillet                243, Blvd. St. Germain      Company Director             French
Director; CEO                    F-75007 Paris,
                                 France

-------------------------------- ------------------------------------------ ---------------------- --------------------
Peter Bemberg                    Les Arcades du Lac          Company Director             French
Director                         Chemin de la Falaise, 29
                                 CH-1196 Gland
                                 Switzerland

-------------------------------- ------------------------------------------ ---------------------- --------------------
Charles de Montalembert          82 Blvd. Arago              Company Director             French
Director                         F-75013 Paris,
                                 France

-------------------------------- ------------------------------------------ ---------------------- --------------------
Alvaro Sainz de Vicuna           Calle Dr Fleming 3          Company Director             Spanish
Chairman of the Board            8th Floor
                                 Madrid 98036,
                                 Spain

-------------------------------- ------------------------------------------ ---------------------- --------------------
Andre Elvinger                   15 Cote d'Eich              Attorney-at-Law              Luxembourg
Director                         1450 Luxembourg
                                 Gd. Duchy of Luxembourg

-------------------------------- ------------------------------------------ ---------------------- --------------------
Serge de Ganay                   57, Rue St. Dominique       Company Director             French
Director                         F-75007 Paris, France

-------------------------------- ------------------------------------------ ---------------------- --------------------
International Advisory           Craigmuir Chambers          Company Director             British Virgin
Services (IAS)                   Road Town, Tortola                                       Islands
                                 British Virgin Islands

-------------------------------- ------------------------------------------ ---------------------- --------------------
Carlo Hoffmann                   84, Grand-Rue               Secretary-General            Luxembourg
Secretary-General                L-1660 Luxembourg

-------------------------------- ------------------------------------------ ---------------------- --------------------